EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2006	2005	2004	2003	2002
Income before provision for income taxes and fixed charges (Note A)	$94,701,987	$65,149,132	$62,144,879	$76,746,596	$70,138,328
Fixed charges:
Interest on first mortgage bonds and secured debt	$9,472,740	$8,617,782	$10,369,657	$13,945,190	$15,974,479
Amortization of debt discount and expense less premium	1,995,248	1,957,738	1,934,420	1,592,626	989,198
Interest on short-term debt	2,275,939	195,197	19,854	606,312	713,189
Interest on unsecured long-term debt	14,479,203	13,483,645	12,336,735	10,506,872	7,994,285
Interest on note payable to securitization trust	4,250,000	4,250,000	4,250,000	—	—
Trust preferred distributions by subsidiary holding solely parent debentures	—	—	—	4,250,000	4,250,000
Other interest	1,029,135	605,492	366,642	511,315	1,220,764
Rental expense representative of an interest factor (Note B)	90,962	27,726	28,144	28,340	19,832
Total fixed charges	$33,593,227	$29,137,580	$29,305,452	$31,440,655	$31,161,747
Ratio of earnings to fixed charges	2.82	2.24	2.12	2.44	2.25

NOTE A: For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).